March 16, 2009

John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmeriCredit Corp.
Form 10-K for the fiscal year ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
Form 10-Q for the quarterly period ended December 31, 2008
File No. 1-10667

Dear Mr. Nolan,

We are transmitting the following response to the comments of the Commission’s Staff as set forth in the letter of John P. Nolan, Senior Assistant Chief Accountant, dated March 5, 2009 (the “Comment Letter”). Each response has been numbered and the headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 Financial Receivables, page 87

1.	We note your disclosure that the accrual of finance charge income is suspended on accounts that are more than 60 days delinquent and your disclosure on page 87 that finance charge income has been suspended on $728.8 million and $632.9 million of delinquent finance receivables as of June 30, 2008 and 2007, respectively. We further note your disclosure on page 53 stating that the balance of finance receivables greater than 60 days was $434.5 million and $331.7 million at June 30, 2008 and 2007, respectively. Please explain this difference and if necessary, revise future filings to provide an enhanced description of your accounting policy for placing loans on non-accrual status.

We supplementally advise the Staff that the accrual of finance charge income is suspended on accounts that are more than 60 days past due, accounts that are in a repossession status, and accounts that are in a bankruptcy status. The $728.8 million of accounts on which finance charge income has been suspended is different from the $434.5 million of accounts greater than 60 days delinquent because of accounts that are in a bankruptcy status which are less than 60 days past due and accounts which are in a repossession status. In future filings, starting with our March 31, 2009 10-Q, we will provide an enhanced description of the accounting policy for placing loans on non-accrual status. Accordingly, we will revise Note 1 Summary of Significant Accounting Policies as follows:

Revenue Recognition

Finance Charge Income

Finance charge income related to finance receivables is recognized using the interest method. Accrual of finance charge income is suspended on accounts that are more than 60 days delinquent, accounts in bankruptcy, and accounts in repossession. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related finance receivables using the interest method and are removed from the consolidated balance sheets when the related finance receivables are sold, charged off or paid in full.

Note 16 Income Taxes, page 105

2.	We note that you recognized a pre-tax loss of $92.2 million in fiscal year 2008 and a pre-tax loss of $39.2 million for the six months ended December 31, 2008. We also note that you determined that goodwill was fully impaired at June 30, 2008 and that subsequent to December 31, 2008 you were in violation of certain funding agreement covenants, which could restrict your ability to borrow under such credit facilities, to fund new loan originations, or in the worst case, result in events of default under most of your debt agreements. Please tell us, and in future filings disclose here or in your critical accounting policies, how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically addressing those factors noted above and other relevant information, tell us the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109.

We supplementally advise the staff that the June 30, 2008 net deferred tax asset of $317 million is comprised primarily of temporary differences related to our allowance for loan loss and tax-deductible goodwill written off for book purposes during fiscal year 2008.

In considering future reversals of existing taxable temporary differences, the largest component of our deferred tax liability consists of capitalized transaction costs and loan origination fees. If our loan originations were to be curtailed, a significant portion of this taxable temporary difference would reverse into income over a three-year period. Due to the expected short period of reversal of our taxable temporary differences, it appears reasonable to limit the valuation discussion to the net deferred tax asset as of June 30, 2008.

We continually evaluate the need for a valuation allowance on the gross deferred tax asset. SFAS 109 generally applies a more likely than not threshold in evaluating the need for a valuation allowance on the deferred tax asset.

In evaluating the need for a valuation allowance, SFAS 109 paragraph 20 states “all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.” Future realization of the deferred tax asset depends on the existence of sufficient taxable income within the carry back and carry forward period available under the tax law. That period is generally a two-year carry back period and twenty-year carry forward period.

There are four possible sources of taxable income that may be available under the tax law to realize a benefit for deductible temporary differences and carry forwards:

•	Future reversals of existing taxable temporary differences,

•	Future taxable income exclusive of reversing temporary differences,

•	Taxable income in prior carry back periods, and

•	Tax planning strategies.

Negative Evidence:

•	Fiscal year 2008 book loss

•	Increasing pressure on losses and delinquencies causing potential breach of credit facility covenants

The Company has a strong earnings history exclusive of the fiscal year 2008 loss. In addition, the fiscal year 2008 book loss was attributable to an impairment of goodwill. Book income for fiscal year 2008 was $120.4 million without the goodwill impairment.

As disclosed in the December 31, 2008 10-Q, subsequent to quarter end, we breached a trigger in certain of our credit facilities. However, we were in discussions with the lenders and were confident that we would be able to negotiate amendments. On March 6, 2009, these credit facilities were amended and extended. Subsequent to these amendments, we are in compliance with all covenants in our credit facilities.

Positive Evidence:

•	Substantial taxable income in carry back periods

•	Future taxable income

•	We have never had net operating losses expire unused

•	The carry forward period for net operating losses is long, generally 20 years

•

Our costs of operations are scalable and if lending operations cease we would generate sufficient book income while the deferred tax asset (comprised primarily of loan loss reserves) would reverse over the relatively short duration of liquidating our business

We have approximately $603 million in taxable income in the carry back period to offset reversal of deductible temporary differences generated in fiscal 2009. Therefore, a significant portion of the net deferred tax asset is supported by $210 million of income taxes paid for tax years 2008 and 2007. To the extent the deferred tax asset would result in tax deductions in fiscal year 2009 (primarily through charge-off of credit losses), the resulting net operating loss would be eligible to be carried back to fiscal year 2008 and 2007.

To determine future taxable income exclusive of reversing temporary differences, an analysis was prepared to determine if we have objective evidence of “cumulative losses in recent years” as described by SFAS 109 paragraph 23. This analysis was constructed based on pre-tax book income adjusted for permanent differences for the current fiscal year (2008) and the two most recent fiscal years. A three year period was chosen as the period to define “recent years.” Non-recurring items were then removed from the analysis. The significant non-recurring item that occurred during the analyzed period was the impairment of goodwill that occurred in fiscal 2008. The result of this analysis demonstrates positive objective evidence that we will generate sufficient taxable income during the 20-year net operating loss carry forward period.

A result of decreasing loan origination volume is a reduction in the book allowance for loan losses for the new loans while at the same time the deferred tax assets for existing loans are realized through tax charge-offs. In addition, tax planning strategies were considered and continue to be considered to carry back losses to fiscal year 2007, if necessary, to realize the benefit of the future deductions.

As a result of reviewing the analysis and all forms of objective positive and negative evidence presented, it is our belief that all of the evidence, considered in the aggregate, supports a more likely than not position that our net deferred tax asset will be realized and, as of the periods reported, there was no need for a valuation allowance.

In future filings, starting with the March 31, 2009 10-Q we will disclose in the critical accounting policies, our rationale for determining whether a valuation allowance is necessary or not necessary on our deferred tax asset.

3.	As a related matter, tell us whether you made any adjustments to your valuation allowance subsequent to June 30, 2008 due to changes in circumstances that caused a change in judgment about the realizability of your deferred tax asset. In the event that no adjustments were made, consider the need to disclose in future filings, early warning disclosures in MD&A and in the notes to the financial statements if an increase to the valuation allowance is reasonably likely in the near future.

We supplementally advise the Staff that no adjustment to the amount of valuation allowance was made as of the six months ended December 31, 2008. In future filings, starting with the March 31, 2009 10-Q we will provide early warning disclosures in MD&A and in the notes to the financial statements if an increase to the valuation allowance is reasonably likely in the near future.

In connection with this response letter, the Company acknowledges as follows:

•	the Company is responsible for the accuracy and adequacy of the disclosure contained in its filings with the Securities and Exchange Commission;

•	Staff comments on changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses or if additional information is necessary, please contact the undersigned at (817) 302-7082.

Sincerely,

/s/ Chris A. Choate Chris A. Choate Executive Vice President, Chief Financial Officer and Treasurer